                                   UNITED STATES
                         SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C. 20549


                                   SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                              (Amendment No. 5 )*
                                            ---


                              COMCAST CORPORATION
     -------------------------------------------------------------------
                              (Name of Issuer)

                    CLASS A COMMON STOCK, $1.00 PAR VALUE
     -------------------------------------------------------------------
                         (Title of Class of Securities)

                                   200 30010 1
                         -------------------------------
                                  (CUSIP Number)

                      WOLF, BLOCK, SCHORR AND SOLIS COHEN
                        Twelfth Floor Packard Building
                             Philadelphia, PA 19102
                      Attention:  Mark K. Kessler, Esquire
     -----------------------------------------------------------------
               (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                         October 28, 1995 (See Item 4)
               -------------------------------------------------
                     (Date of Event which Requires Filing
                              of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement /  /.
(A fee is not required only if the reporting person : (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this Statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                              Page 1 of 39 Pages

                              SCHEDULE 13D
-------------------------------------------------------------------------
CUSIP NO. 200 30010 1                                  Page 2 of 39 Pages
--------------------------------------------------------------------------

1    NAME OF REPORTING PERSON
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     RALPH J. ROBERTS
--------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) /X/
                                                                 (b) / /
--------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     PF
--------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                             /  /
--------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OR ORGANIZATION

     U.S.A.
--------------------------------------------------------------------------
                    7    SOLE VOTING POWER
      NUMBER OF
       SHARES            11,507,232
     BENEFICIALLY --------------------------------------------------------
      OWNED BY      8    SHARED VOTING POWER
        EACH                  -0-
     REPORTING    --------------------------------------------------------
       PERSON       9    SOLE DISPOSITIVE POWER
        WITH
                         11,507,232
                  --------------------------------------------------------
                    10   SHARED DISPOSITIVE POWER

                              -0-
--------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     11,507,232
--------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES*                                                          /  /
--------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     23.8% (treating 556,875 shares of convertible Class B Common Stock which are subject to options and the 8,786,250 shares of convertible Class B Common Stock held by Sural Corporation as outstanding shares of Class A Common Stock)
-------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN
-------------------------------------------------------------------------

                              SCHEDULE 13D
-------------------------------------------------------------------------
CUSIP NO. 200 30010 1                                  Page 3 of 39 Pages
--------------------------------------------------------------------------

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     SURAL CORPORATION
--------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)  /X/
                                                                 (b)  / /
--------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------
4    SOURCE OF FUNDS*

          00
--------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                               / /
--------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     DELAWARE
--------------------------------------------------------------------------
               7    SOLE VOTING POWER
     NUMBER OF
       SHARES       10,631,287
  BENEFICIALLY -----------------------------------------------------------
     OWNED BY  8    SHARE VOTING POWER
      EACH
   REPORTING        -0-
     PERSON    -----------------------------------------------------------
      WITH     9    SOLE DISPOSITIVE POWER

                    10,631,287
               -----------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    -0-
--------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     10,631,287
--------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES*                                                          /  /
--------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     22.2% (treating the 8,786,250 shares of convertible Class B Common stock held by Sural Corporation as outstanding shares of Class A Common Stock)
-------------------------------------------------------------------------

14   TYPE OF REPORTING PERSON*

     CO
-------------------------------------------------------------------------

                                   SCHEDULE 13D

-------------------------------------------------------------------------
CUSIP No. 200 30010 1                                  Page 4 of 39 Pages
-------------------------------------------------------------------------


Item 1    Security and Issuer
------    -------------------

     This statement relates to the Class A Common Stock, $1.00 par value ("Class A Common Stock"), of Comcast Corporation ("Comcast"), a
Pennsylvania corporation with its principal executive offices at 1500 Market Street, Philadelphia, Pennsylvania 19102.

Item 2    Identity and Background
------    -----------------------

     (a)  This statement is being filed by

          (i) Ralph J. Roberts ("Roberts"), a U.S. citizen, whose business address is c/o Comcast Corporation, 1500 Market Street,
Philadelphia, Pennsylvania 19102. Roberts' present principal occupation is that of Chairman of the Board of Directors of Comcast; and

          (ii) Sural Corporation ("Sural"), a Delaware corporation, with its principal place of business and executive offices at 1105 N. Market Street, Suite 1219, Wilmington, Delaware 19801. Sural's principal business is that of a holding company. The name, title, business address, citizenship, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the executive officers and directors of Sural are set forth in Appendix A attached hereto and

                              SCHEDULE 13D
-------------------------------------------------------------------------
CUSIP NO. 200 30010 1                                  Page 5 of 39 Pages
--------------------------------------------------------------------------


incorporated herein by reference. Roberts is the controlling stockholder of Sural.

     Within the last five years, neither Sural, Roberts, nor any executive officer or director of Sural has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and neither Sural, Roberts, nor any executive officer or director of Sural has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person or entity was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration
------    -------------------------------------------------
     Not applicable

Item 4.   Purpose of Transaction
------    ----------------------

     (a) On October 28, 1995, Comcast entered into an Agreement and Plan of Merger (the "Merger Agreement") with The E.W. Scripps Company, a Delaware corporation ("Scripps") and Scripps Howard, Inc. an Ohio
Corporation and wholly-owned subsidiary of Scripps ("SHI"), which provides, among other things, that Scripps will merge with and into Comcast (the "Merger").

                              SCHEDULE 13D
-------------------------------------------------------------------------
CUSIP NO. 200 30010 1                                  Page 6 of 39 Pages
--------------------------------------------------------------------------


          As a condition to the Merger, Sural entered into a Voting Agreement (the "Voting Agreement") by and among Comcast, Sural, Scripps and the Edward W. Scripps Trust (the "Trust") pursuant to which Sural agreed to vote its shares of Comcast stock in favor of the Merger. See
Item 6. Pursuant to the Merger Agreement the Trust will be entitled to receive shares of Comcast's Class A Special Common Stock. Additionally, at the closing of the Merger, Sural shall enter into a Board Representation Agreement (the "Board Representation Agreement") by and among Comcast, Sural and the Trust pursuant to which Sural will agree to vote its shares of Comcast's stock in favor of the Trust's designees to Comcast's Board of Directors. See Item 6.

     (b) Except for the Merger and the related Voting Agreement and Board Representation Agreement, each of which is described above, neither Roberts, Sural nor any executive officer or director of Sural has any present plans or proposals which relate to or would result in:

          (i) the acquisition by any person of additional securities of Comcast, or the disposition of securities of Comcast;

          (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Comcast or any of its subsidiaries;

                              SCHEDULE 13D
-------------------------------------------------------------------------
CUSIP NO. 200 30010 1                                  Page 7 of 39 Pages
--------------------------------------------------------------------------


          (iii) a sale or transfer of a material amount of assets of Comcast or any of its subsidiaries;

          (iv) any change in the present board of directors or management of Comcast, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

          (v) any material change in the present capitalization or dividend policy of Comcast;

          (vi) any other material change in Comcast's business or corporate structure;

          (vii) any change in Comcast's charter or bylaws or any other action which may impede the acquisition of control of Comcast by any person;

          (viii) causing a class of securities of Comcast to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

          (ix) a class of equity securities of Comcast becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934 (the "Exchange Act"); or

          (x) any action similar to those enumerated in (i) - (ix) above.

                              SCHEDULE 13D
-------------------------------------------------------------------------
CUSIP NO. 200 30010 1                                  Page 8 of 39 Pages
--------------------------------------------------------------------------



     Notwithstanding the foregoing, the parties filing this statement, and the executive officers and directors of Sural, reserve the right to attempt to effectuate such transactions in the future.

Item 5.   Interest in Securities of the Issuer
------    ------------------------------------

     (a)(i) Roberts. Roberts is the beneficial owner of an aggregate of 11,507,232 shares of Class A Common Stock (assuming the conversion of 8,786,250 shares of Class B Common Stock beneficially owned by Roberts into Class A Common Stock). Specifically, Roberts is the record owner of 319,070 shares of Class A Common Stock and is the beneficial owner of 1,845,037 shares of Class A Common Stock and 8,786,250 shares of Class B Common Stock owned by Sural. In addition, pursuant to Rule 13d-3(d)(1)(i) of the Exchange Act, Roberts is deemed to be the beneficial owner of 556,875 shares of Class B Common Stock which Roberts has the right to acquire through the exercise of currently exercisable options. Based upon the 39,103,350 shares of Class A Common Stock outstanding as of September 30, 1995, as reported in Comcast's Quarterly Report on Form 10-Q for the quarter ended September 30, 1995, and treating, in accordance with Rule 13d-3(d)(1)(i) of the Exchange Act, the aforementioned 556,875 shares of convertible Class B Common Stock which are subject to options and the 8,786,250 shares of convertible Class B Common Stock held by Sural as

                              SCHEDULE 13D
-------------------------------------------------------------------------
CUSIP NO. 200 30010 1                                  Page 9 of 39 Pages
--------------------------------------------------------------------------


outstanding shares of Class A Common Stock, Roberts is deemed to be the beneficial owner of 23.8% of the outstanding shares of Class A Common Stock.

     (a)(ii) Sural. Sural is the beneficial owner of an aggregate of 10,631,287 shares of Class A Common Stock (assuming the conversion of 8,786,250 shares of Class B Common Stock beneficially owned by Sural into Class A Common Stock). Specifically, Sural owns 1,845,037 shares of Class A Common Stock and 8,786,250 shares of Class B Common Stock. Based upon the 39,103,350 shares of Class A Common Stock outstanding as of September 30, 1995, as reported in Comcast's Quarterly Report on Form 10-Q for the quarter ended September 30, 1995, and treating the 8,786,250 shares of convertible Class B Common Stock held by Sural as outstanding shares of Class A Common Stock pursuant to Rule 13(d)(3)(1)(i) of the Exchange Act, Sural is deemed to be the beneficial owner of 22.2% of the outstanding shares of Class A Common Stock.

     (a)(iii) Suzanne F. Roberts. Suzanne F. Roberts does not beneficially own any shares of Class A Common Stock.

     (a)(iv) Brian L. Roberts. Brian L. Roberts beneficially owns an aggregate of 9,581 shares of Class A Common Stock representing less than one percent of the outstanding shares of Class A Common Stock, as

                              SCHEDULE 13D
--------------------------------------------------------------------------
CUSIP NO. 200 30010 1                                  Page 10 of 39 Pages
--------------------------------------------------------------------------


calculated in accordance with Rule 13d-3(d)(1)(i) of the Exchange Act. Specifically, Brian L. Roberts is the record owner of 529 shares of Class A Common Stock and is the beneficial owner of 1,356 shares of Class A Common Stock owned by his wife and 7,696 shares of Class A Common Stock which Brian L. Roberts has the right to acquire through the exercise of currently exercisable options.

     (a)(v) Julian A. Brodsky. Julian A. Brodsky beneficially owns an aggregate of 296,058 shares of Class A Common Stock representing less than one percent of the outstanding shares of Class A Common Stock, as calculated in accordance with Rule 13d-3(d)(1) of the Exchange Act. Specifically, Mr. Brodsky is the record owner of 210,457 shares of Class A Common Stock, is the beneficial owner of 20,000 shares of Class A Common Stock owned by a charitable foundation of which he and members of his family are directors and officers, and is the beneficial owner of 65,601 shares of Class A Common Stock which Mr. Brodsky has the right to acquire through the exercise of currently exercisable options.

     (b)(i) Roberts. Assuming the conversion of all shares of Class B Common Stock listed in Item 5(a)(i), Roberts has the sole power to vote and to dispose, or to direct the vote and disposal, of the 11,507,232 shares of Class A Common Stock owned by Sural or him.

                              SCHEDULE 13D
--------------------------------------------------------------------------
CUSIP NO. 200 30010 1                                  Page 11 of 39 Pages
--------------------------------------------------------------------------


     (ii) Sural. Assuming the conversion of all shares of Class B Common Stock listed in Item 5(a)(ii), Sural has sole power to direct the vote and disposal of 10,631,287 shares of Class A Common Stock.

     (b)(iii)  Suzanne F. Roberts.   Suzanne F. Roberts does not
beneficially own any shares of Class A Common Stock and therefore does not have either sole or shared power to direct the vote and disposal of shares of Class A Common Stock.

     (b)(iv) Brian L. Roberts. Brian L. Roberts has the sole power to vote and to dispose, or to direct the vote and disposal, of 8,225 shares of Class A Common Stock and has shared power to direct the vote and disposal of 1,356 shares of Class A Common Stock.

     (b)(v) Julian A. Brodsky. Julian A. Brodsky has the sole power to vote and to dispose, or to direct the vote and disposal, of 276,058 shares of Class A Common Stock and has the shared power to direct the vote and disposal of 20,000 shares of Class A Common Stock.

     (c)  None.

     (d)  None.

     (e)  Not applicable

                              SCHEDULE 13D
--------------------------------------------------------------------------
CUSIP NO. 200 30010 1                                  Page 12 of 39 Pages
--------------------------------------------------------------------------


Item 6.   Contracts, Arrangements, Understandings and
------    -------------------------------------------
          Relationships with Respect to Securities of the
          -----------------------------------------------
          Issuer
          ------

     (a) The Voting Agreement, dated as of October 28, 1995, provides that at any time the Voting Agreement is in effect, at any meeting of the stockholders of Comcast, Sural shall vote its shares of Comcast stock (i) in favor of the Merger, the Merger Agreement and other transactions contemplated in the Merger Agreement with respect to which Sural may be entitled to vote, (ii) against any action or agreement that would result in a breach of any covenant, representation or warranty or any other obligation or agreement of Comcast under the Merger Agreement or that would result in any of the conditions to the obligation of Comcast under the Merger Agreement not being fulfilled, and (iii) in favor of any other matter relating to the consummation of the Merger and any other transactions contemplated by the Merger Agreement with respect to which Sural may be entitled to vote. The Voting Agreement terminates on the earliest to occur of (i) the date of the consummation of the Merger, (ii) the second anniversary of the date of the Voting Agreement, and (iii) the date of the termination of the Merger Agreement.

     (b) The Board Representation Agreement, which will be executed at the closing of the Merger, provides the Trust with the right to designate

                              SCHEDULE 13D
--------------------------------------------------------------------------
CUSIP NO. 200 30010 1                                  Page 13 of 39 Pages
--------------------------------------------------------------------------


a person or persons for election to the Board of Directors of Comcast following the consummation of the Merger and obligates Sural to vote its shares of Comcast stock, to the extent permitted by applicable law, in favor of each such designee (or replacement thereof). The Trust will be entitled to designate one person to Comcast's Board of Directors or, if the product of (i) the total number of directors constituting Comcast's
Board less the director position held by the designee of the Trust and
(ii) the quotient equal to (A) the number of shares of Comcast's Class A
Common Stock, Class A Special Common Stock and Class B Common Stock (collectively, "Comcast Common Securities") held by the Trust at the time of nomination and which have been owned by the Trust for not less than one year divided by (B) the aggregate number of Comcast Common Securities outstanding at such time on a fully diluted basis, shall be equal to or greater than 1.75, the Trust will be entitled to designate two persons to Comcast's Board of Directors. The Trust retains such right until the earlier of (i) the date on which it ceases to own at least 50% of the shares it is entitled to received in the Merger, (ii) the date on which the fourth annual meeting of Comcast's Board of Directors is convened after the date of the Board Representation Agreement, or (iii) the date on which the Trust elects to terminate the Board Representation Agreement.

                              SCHEDULE 13D
--------------------------------------------------------------------------
CUSIP NO. 200 30010 1                                  Page 14 of 39 Pages
--------------------------------------------------------------------------


The Board Representation Agreement provides for the Trust's designees to be elected to fill existing vacancies, if any, on Comcast's Board. In the event that there are no existing vacancies on such Board, the designees are to be proposed for election for newly created directorships, if the existing Board has the power to create new directorships, or, alternatively, if there are no vacancies and no power to create new directorships, then the designees are to be proposed for election at the first meeting of Comcast's stockholders after consummation of the Merger.

     (c) Pursuant to a Collateral Pledge Agreement with standard default and similar provisions, Sural has pledged 1,000,000 shares of Comcast's Class A Common Stock as collateral for an aggregate of $5 million which Sural borrowed from PNC Bank ("PNC") to pay off existing loans. The loan is due on demand or, if no demand is made by PNC, then on April 15, 1997.

Item 7.   Material to be Filed as Exhibits
------    --------------------------------

Exhibit No.         Description of Exhibit             Page
-----------         ----------------------             ----

Exhibit 1           Voting Agreement dated as of       18
                    October 28, 1995, by and
                    among Comcast Corporation,
                    The E.W. Scripps Company,
                    Sural Corporation and The
                    Edward W. Scripps Trust.

                              SCHEDULE 13D
--------------------------------------------------------------------------
CUSIP NO. 200 30010 1                                  Page 15 of 39 Pages
--------------------------------------------------------------------------


Exhibit 2           Form of Board Representation       27
                    Agreement by and among Comcast
                    Corporation, Sural Corporation
                    and The Edward W.Scripps Trust.

Exhibit 3           Collateral Pledge Agreement        35
                    dated April 23, 1992 from
                    Sural Corporation to Provident
                    National Bank (predecessor to
                    PNC Bank)

                              SCHEDULE 13D
--------------------------------------------------------------------------
CUSIP NO. 200 30010 1                                  Page 16 of 39 Pages
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                         S I G N A T U R E

     After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  December 22,1995.


                              SURAL CORPORATION



                              By:/s/ Ralph J. Roberts
                                 ---------------------------
                                 Ralph J. Roberts, President



                              /s/ Ralph J. Roberts
                              ------------------------------
                              Ralph J. Roberts

                              SCHEDULE 13D
-------------------------------------------------------------------------
CUSIP NO. 200 30010 1                                  Page 17 of 39 Pages
--------------------------------------------------------------------------


                    APPENDIX "A" TO SCHEDULE 13D RELATING TO
                    CLASS A COMMON STOCK OF COMCAST CORPORATION
                    -------------------------------------------


     The following are the directors and executive officers of Sural Corporation, a Delaware corporation, and certain information relating thereto:



     NAME(1)             TITLE          BUSINESS ADDRESS         PRESENT PRINCIPAL
     ----                -----          ----------------         -----------------
                                                                 OCCUPATION
                                                                 ----------

Ralph J. Roberts    President,     1500 Market Street            Chairman of the Board
                    Director       Philadelphia, PA              of Directors of
                                                                 Comcast
                                                                 Corporation(2)

Suzanne F. Roberts  Vice-          1375 Fairview Road            -----
                    President,     Coatesville, PA 19320
                    Director

Brian L. Roberts    Vice-          1500 Market Street            President and Director
                    President      Philadelphia, PA              of Comcast Corporation(2)
                    Director

Julian A. Brodaky   Treasurer,     1500 Market Street            Vice-Chairman and
                    Director       Philadelphia, PA 19102        Director of Comcast
                                                                 Corporation(2)


(1) All of the executive officers and directors of Sural Corporation are United States citizens.

(2) The principal business of Comcast Corporation is the development, management and operation of cable communication systems and its business address is 1500 Market Street, Philadelphia, Pennsylvania 19102.

                                 EXHIBIT 1
                                                            CONFORMED COPY


                              VOTING AGREEMENT

     This Voting Agreement dated as of October 28, 1995 (this
"Agreement"), is by and among Comcast Corporation, a Pennsylvania corporation ("Acquiror"), The E.W. Scripps Company, a Delaware corporation (the "Company"), Sural Corporation, a Delaware corporation (the "Acquiror Stockholder"), and The Edward W. Scripps Trust (the "Trust").

     WHEREAS, the Acquiror Stockholder owns 1,845,037 shares of Acquiror's Class A Common Stock, par value $1.00 per share, 5,315,772 shares of Acquiror's Class A Special Common Stock, par value $1.00 per share, and 8,786,250 shares of Acquiror's Class B Common Stock, par value $1.00 per share (all shares of such stock now owned and which may hereafter be acquired by the Acquiror Stockholder prior to the termination of this Agreement shall be referred to herein as the "Acquiror Shares");

     WHEREAS, the Trust owns 16,040,000 shares of the Company's Common Voting Stock, $.01 par value per share ("Company Common Voting Stock"), and 32,610,000 shares of the Company's Class A Common Stock, $.01 par value per share ("Company Class A Common Stock") (all shares of Company Common Voting Stock and Company Class A Common Stock now owned and which may hereafter be acquired by the Trust prior to the termination of this Agreement shall be referred to herein as the "Company Shares");

     WHEREAS, the Company, Scripps Howard, Inc., an Ohio corporation and an affiliate of the Company ("SHI"), and Acquiror propose to enter into an Agreement and Plan of Merger, dated as of the date hereof (the "Merger Agreement"), which provides, among other things, that the Company will merge with and into Acquiror pursuant to the Merger (this and other capitalized terms used and not defined herein shall have the meanings given to such terms in the Merger Agreement);

     WHEREAS, it is a condition to the willingness of Acquiror to enter into the Merger Agreement that the Trust agree, and in order to induce Acquiror to enter into the Merger Agreement, the Trust has agreed, to enter into this Agreement; and

     WHEREAS, it is a condition to the willingness of the Company to enter into the Merger Agreement that the Acquiror Stockholder agree, and in order to induce the Company to enter into the Merger Agreement, the Acquiror Stockholder has agreed, to enter into this Agreement;

     Now, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements contained herein, and intending to be legally bound hereby, the parties hereto hereby agree as follows:









                              Page 18 of 39

                              ARTICLE 1

               VOTING OF COMPANY SHARES AND ACQUIROR SHARES

     SECTION 1.1. VOTING AGREEMENT. (a) The Trust hereby agrees that during the time this Agreement is in effect, at any meeting of the stockholders of the Company, however called, and in any action by consent of the stockholders of the Company, the Trust, subject to the last sentence of this Section 1.1, shall vote its Company Shares: (i) in favor of the Merger, the Merger Agreement (as amended from time to time) and the other Transactions with respect to which the Trust may be entitled to vote, (ii) against any proposal for any recapitalization, merger, sale of assets or other business combinations between the Company, SHI or any of the Cable Subsidiaries and any person or entity other than Acquiror, or any other action or agreement, that would result in a breach of any covenant, representation or warranty or any other obligation or agreement of the Company under the Merger Agreement or that would result in any of the conditions to the obligations of the Company under the Merger Agreement not being fulfilled, and (iii) in favor of any other matter relating to the consummation of the Transactions with respect to which the Trust may be entitled to vote. The Trust acknowledges receipt and review of a copy of the Merger Agreement. Notwithstanding anything to the contrary set forth herein, the Trust shall not be required to vote its Company Shares in accordance with this Section 1.1 if the Board of Trustees of the Trust determines, with the advice of outside counsel, that it may be required, in the exercise of its fiduciary duties, to vote such shares other than in accordance with such Section.

     (b) The Acquiror Stockholder hereby agrees that during the time this Agreement is in effect, at any meeting of the stockholders of Acquiror, however called, and in any action by consent of the stockholders of Acquiror, the Acquiror Stockholder shall vote its Acquiror Shares: (i) in favor of the Merger, the Merger Agreement (as amended from time to time) and the other Transactions with respect to which such Acquiror Stockholder may be entitled to vote, (ii) against any action or agreement that would result in a breach of any covenant, representation or warranty or any other obligation or agreement of Acquiror under the Merger Agreement or that would result in any of the conditions to the obligations of Acquiror under the Merger Agreement not being fulfilled and (iii) in favor of any other matter relating to the consummation of the Transactions with respect to which the Acquiror Stockholders may be entitled to vote. The Acquiror Stockholder acknowledges receipt and review of a copy of the Merger Agreement.


                              ARTICLE 2

               REPRESENTATIONS AND WARRANTIES OF THE TRUST

     The Trust hereby represents and warrants to Acquiror as follows:








                              Page 19 of 39

     SECTION 2.1. AUTHORITY RELATIVE TO THIS AGREEMENT. The Trust has all necessary power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by the Trust and the consummation by the Trust of the transactions contemplated hereby have been duly and validly authorized by the Trust (including any approvals required to be given by the trustees of the Trust), and no other proceedings on the part of the Trust are necessary to authorize the execution and delivery of this Agreement or to consummate such transactions. This Agreement has been duly and validly executed and delivered by the Trust and, assuming the due authorization, execution and delivery hereof by each other party hereto, constitutes a legal, valid and binding obligation of the Trust (and the trustees of Trust in their capacities as such), enforceable against the Trust in accordance with its terms, except (x) as the same may be limited by applicable bankruptcy, insolvency, moratorium or similar laws of general application relating to or affecting creditors' rights, including without limitation, the effect of statutory or other laws regarding fraudulent conveyance and preferential transfers, and (y) for the limitations imposed by general principles of equity. The Trust has allowed Acquiror to review a complete copy of the trust agreement establishing the Trust and evidence of its authority to enter into this Agreement. Acquiror agrees to hold the contents of such trust agreement in complete confidence.

     SECTION 2.2.  NO CONFLICT.

     (a) The execution and delivery of this Agreement by the Trust do not, and the performance of this Agreement by the Trust will not, (i) conflict with or violate the trust agreement establishing the Trust, (ii) conflict with or violate any law, rule, regulation, order, judgment or decree applicable to the Trust or by which the Trust's Company Shares are bound or affected or (iii) result in any breach of or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a lien or encumbrance on any of the Trust's Company Shares pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which the Trust is a party or by which the Trust or the Trust's Company Shares are bound or affected, except, in the case of clauses (ii) and (iii), for any such conflicts, violations, breaches, defaults or other occurrences which would not prevent or delay the performance by the Trust of the Trust's obligations under this Agreement.

     (b) The execution and delivery of this Agreement by the Trust do not, and the performance of this Agreement by the Trust will not, require any consent, approval, authorization or permit of, or filing with or notification to, any federal, state, local or foreign regulatory body, except (i) filings with the SEC under the Exchange Act and (ii) where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not prevent or delay the performance by the Trust of the Trust's obligations under this Agreement.






                              Page 20 of 39

     SECTION 2.3. TITLE TO THE COMPANY SHARES. The Trust is the owner of the Company Shares, free and clear of all security interests, liens, claims, pledges, options, rights of first refusal, agreements, limitations on voting rights, charges and other encumbrances (collectively, "Liens") of any nature whatsoever. The Trust has not appointed or granted any proxy, which appointment or grant is still effective, with respect to the Company Shares. The Trust has sole voting power with respect to the Company Shares, and the person executing this Agreement on behalf of the Trust has the power to direct the voting of the Company Shares.

                              ARTICLE 3

          REPRESENTATIONS AND WARRANTIES OF THE ACQUIROR STOCKHOLDER

     The Acquiror Stockholder hereby represents and warrants to the Company as follows:

     SECTION 3.1. AUTHORITY RELATIVE TO THIS AGREEMENT. The Acquiror Stockholder has all necessary power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by the Acquiror Stockholder and the consummation by the Acquiror Stockholder of the transactions contemplated hereby have been duly and validly authorized by the Acquiror Stockholder, and no other proceedings on the part of the Acquiror Stockholder are necessary to authorize the execution and delivery of this Agreement or to consummate such transactions. This Agreement has been duly and validly executed and delivered by the Acquiror Stockholder and, assuming the due authorization, execution and delivery hereof by each other party hereto, constitutes a legal, valid and binding obligation of such Acquiror Stockholder enforceable against the Acquiror Stockholder in accordance with its terms, except (x) as the same may be limited by applicable bankruptcy, insolvency, moratorium or similar laws of general application relating to or affecting creditors' rights, including without limitation, the effect of statutory or other laws regarding fraudulent conveyance and preferential transfers, and (y) for the limitations imposed by general principles of equity. The Acquiror Stockholder has provided the Company with complete copies of its Certificate of Incorporation and Bylaws and evidence of its authority to enter into this Agreement.

     SECTION 3.2.  NO CONFLICT.

     (a) The execution and delivery of this Agreement by the Acquiror Stockholder do not, and the performance of this Agreement by the Acquiror Stockholder shall not, (i) conflict with or violate the charter or by-laws of the Acquiror Stockholder, (ii) conflict with or violate any law, rule, regulation, order, judgment or decree applicable to the Acquiror Stockholder or by which the Acquiror Shares are bound or affected or (iii) result in any breach of or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a lien or encumbrance on any of Acquiror Shares pursuant to, any note, bond, mortgage, indenture contract, agreement, lease, license, permit, franchise or other instrument or obligation to which the Acquiror Stockholder is a party or by which the Acquiror Stockholder or by which Acquiror Shares are bound or affected, except, in the case of clauses (ii) and (iii), for any such conflicts, violations, breaches, defaults or other occurrences which would not prevent or delay the performance by such Acquiror Stockholder of such

                              Page 21 of 39

Acquiror Stockholder's obligations under this Agreement.

     (b) The execution and delivery of this Agreement by the Acquiror Stockholder do not, and the performance of this Agreement by the Acquiror Stockholder will not, require any consent, approval, authorization or permit of, or filing with or notification to, any federal, state, local or foreign regulatory body, except (i) where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not prevent or delay the performance by the Acquiror Stockholder of its obligations under this Agreement or (ii) filings with the SEC under the Exchange Act.

     SECTION 3.3. TITLE TO THE ACQUIROR SHARES. The Acquiror Stockholder is the owner of the Acquiror Shares free and clear of all Liens whatsoever, except that 1,000,000 shares of Class A Common Stock (the "Pledged Stock") are pledged to PNC Bank, N.A. pursuant to a loan agreement dated April 23, 1992 and a collateral pledge agreement dated as of the same date (together, the "Loan Agreements"). PNC Bank, N.A. has the right to vote the Pledged Stock upon the occurrence of an event of default under the Loan Agreements. The Acquiror Stockholder has sole voting power with respect to the Acquiror Shares or has the power to direct the voting of the Acquiror Shares. The Acquiror Stockholder has not appointed or granted any proxy, which appointment or grant is still effective, with respect to the Acquiror Shares. The Acquiror Stockholder has sole voting power with respect to the Acquiror Shares, and the person executing this Agreement on behalf of the Acquiror Stockholder has the power to direct the voting of the Acquiror Shares.


                                ARTICLE 4

                         COVENANTS OF THE TRUST

     SECTION 4.1. NO INCONSISTENT AGREEMENT. The Trust hereby covenants and agrees that, except as otherwise contemplated by this Agreement, the Trust shall not enter into any voting agreement or grant a proxy or power of attorney with respect to the Trust's Company Shares which is inconsistent with this Agreement.

     SECTION 4.2. TRANSFER OF TITLE. The Trust hereby covenants and agrees that the Trust shall not transfer ownership of any of its Company Shares unless (i) the transferee agrees in writing to be bound by the terms and conditions of this Agreement or (ii) such transfer of ownership will not affect the Trust's ability to approve of the Merger and the other Transactions with respect to which the Trust may be entitled to vote without regard to the vote of the other stockholders of the Company. Nothing else contained in this Agreement shall be construed to prohibit any transfer permitted by this Section 4.2.

                              Page 22 of 39

                              ARTICLE 5

               COVENANTS OF THE ACQUIROR STOCKHOLDER

     SECTION 5.1. NO INCONSISTENT AGREEMENT. The Acquiror Stockholder hereby covenants and agrees that, except as contemplated by this Agreement, such Acquiror Stockholder shall not enter into any voting agreement or grant a proxy or power of attorney with respect to the Acquiror Shares which is inconsistent with this Agreement.

     SECTION 5.2. TRANSFER OF TITLE. The Acquiror Stockholder hereby covenants and agrees that (i) such Acquiror Stockholder shall not transfer ownership of any of the Acquiror Shares unless the transferee agrees in writing to be bound by the terms and conditions of this Agreement or (ii) such transfer of ownership will not affect Acquiror Stockholder's ability to approve of the Merger and the other Transactions with respect to which the Acquiror Stockholder may be entitled to vote without regard to the vote of the other stockholders of Acquiror. Nothing else contained in this Agreement shall be construed to prohibit any transfer permitted by this Section 5.2.


                                 ARTICLE 6

                               MISCELLANEOUS

     SECTION 6.1. TERMINATION. This Agreement shall terminate on the earliest to occur of (i) the date of consummation of the Merger, (ii) the date which is two years from the date hereof, and (iii) the date of the termination of the Merger Agreement.

     SECTION 6.2. SPECIFIC PERFORMANCE. The parties hereto agree that irreparable damage would occur in the event any provision of this Agreement was not performed in accordance with the terms hereof and that the parties shall be entitled to specific performance of the terms hereof, in addition to any other remedy at law or in equity.

     SECTION 6.3. ENTIRE AGREEMENT. This Agreement constitutes the entire agreement between the parties and supersedes all prior written and oral and all contemporaneous oral agreements and understandings with respect to the subject matter hereof.

     SECTION 6.4. AMENDMENT. This Agreement may not be amended except by an instrument in writing signed by all the parties hereto.














                              Page 23 of 39

     SECTION 6.5. SEVERABILITY. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the extent possible.

     SECTION 6.6. GOVERNING LAW. This Agreement shall be governed by and construed in accordance with the laws of (i) in the case of the Trust's Obligations, the State of Delaware, and (ii) in the case of the Acquiror Stockholder's obligations, the State of Pennsylvania, regardless of the laws that might otherwise govern under principles of conflicts of law applicable hereto.

     SECTION 6.7. DESCRIPTIVE HEADINGS. The descriptive headings herein are inserted for convenience of reference only and are not intended to be part of or to affect the meaning or interpretation of this Agreement.

     SECTION 6.8. COUNTERPARTS. This Agreement may be executed in counterparts, each of which shall be deemed to be an original, but all of which shall constitute one and the same agreement.

     SECTION 6.9. NOTICES. All notices and other communications hereunder shall be in writing and shall be deemed to have been duly given when delivered in person, by telecopy with answerback, by express or overnight mail delivered by a nationally recognized air courier (delivery charges prepaid) or by registered or certified mail (postage prepaid, return receipt requested) to the respective parties as follows: (a) if to the Trust, to it at 312 Walnut Street, 28th Floor, Cincinnati, Ohio, attention: Donald E. Meihaus, Secretary-Treasurer, (b) if to the Acquiror Stockholder, to it at 11 North Market Street, Suite 1219, Wilmington, Delaware, 19801, with a copy to Davis Polk & Wardwell, 450 Lexington Avenue, New York, New York 10017, attention: William L. Taylor, Esq., (c) if to Acquiror, to it at 1500 Market Street, Philadelphia, Pennsylvania, 19102, attention: Stanley Wang, Esq., with a copy to Davis Polk & Wardwell, 450 Lexington Avenue, New York, New York 10017, attention:
William L. Taylor, Esq., and (d) if to the Company, to it at 312 Walnut Street, 28th Floor, Cincinnati, Ohio, attention: M. Denise Kuprionis, Secretary, or to such other address as the party to whom notice is given may have previously furnished to the others in writing in the manner set forth above. Any notice or communication delivered in person shall be deemed effective on delivery. Any notice or communication sent by telecopy or by air courier shall be deemed effective on the first business day at the place at which such notice or communication is received following the day on which such notice or communication was sent. Any notice or communication sent by registered or certified mail shall be deemed effective on the fifth business day at the place from which such notice or communication was mailed following the day on which such notice or communication was mailed.




                              Page 24 of 39

     SECTION 6.10. ASSIGNMENTS. This Agreement shall not be assigned by operation of law or otherwise.

     SECTION 6.11. PARTIES IN INTEREST. This Agreement shall be binding upon and inure solely to the benefit of each party hereto, and nothing in this Agreement, express or implied, is intended to or shall confer upon any person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.


















































                              Page 25 of 39

     IN WITNESS WHEREOF, the parties have caused this Agreement to be duly executed as of the date first written above.

                         COMCAST CORPORATION


                         By:  /s/ Robert S. Pick
                             -------------------------------
                             Name:   Robert S. Pick
                             Title:  Vice President

                         THE E.W. SCRIPPS COMPANY


                         By:  /s/ Lawrence A. Leser
                             -------------------------------
                             Name:   Lawrence A. Leser
                             Title:  Chairman and
                                        Chief Executive Officer

                         SURAL CORPORATION


                         By:  /s/ Brian L. Roberts
                             --------------------------------
                             Name:   Brian L. Roberts
                             Title:  Vice President


                         THE EDWARD W. SCRIPPS TRUST


                         By:  /s/ Robert P. Scripps
                             -------------------------------
                             Name:   Robert P. Scripps
                             Title:  Trustee






















                                   Page 26 of 39

                                   EXHIBIT 2



                         BOARD REPRESENTATION AGREEMENT


     This Board Representation Agreement, dated as of ____, 1995 (this "Agreement") is by and among Comcast Corporation, a Pennsylvania corporation ("Acquiror"), Sural Corporation, a Delaware corporation, (the "Acquiror Stockholder") and The Edward W. Scripps Trust (the "Trust").

     WHEREAS, the Acquiror Stockholder owns 1,845,037 shares of Acquiror's Class A Common Stock, par value $1.00 per share, 5,315,772 shares of Acquiror's Class A Special Common Stock, par value $1.00 per share, and 8,786,250 shares of Acquiror's Class B Common Stock, par value $1.00 per share (all shares of such stock now owned and which may hereafter be acquired by the Acquiror Stockholder prior to the termination of this Agreement are referred to herein as the "Acquiror Shares");

     WHEREAS, The E.W. Scripps Company, a Delaware corporation (the "Company"), Scripps Howard, Inc., an Ohio corporation ("SHI") and wholly owned subsidiary of the Company, and Acquiror have entered into a Merger Agreement dated October 28, 1995 (the "Merger Agreement"), which provides, among other things, that the Company will merge with and into Acquiror (the "Merger") (this and other capitalized terms used and not defined herein shall have the meanings given to such terms in the Merger Agreement);

     WHEREAS, in connection with the Merger, the Trust will be entitled to receive shares of Class A Special Common Stock, $1.00 par value per share, of Acquiror (all such shares received by the Trust in the Merger, the "Trust Shares"), and it is the desire of the Trust that it have the right to designate certain persons for election as members of the board of directors of Acquiror (the "Acquiror Board") following the consummation of the Merger;

     WHEREAS, pursuant to the Merger Agreement, Acquiror has agreed to cause ___________________ (the "Initial Trust Designee") to be elected to the Acquiror Board as set forth herein following consummation of the Merger; and

     WHEREAS, it is a condition to the Company's and SHI's obligation to consummate the Merger that the parties hereto enter into this Agreement;

     NOW THEREFORE, in consideration of the foregoing and the mutual covenants and agreements contained herein, and intending to be legally bound hereby, the parties hereto hereby agree as follows:










                              Page 27 of 39

     1.   Representation On Acquiror Board.  To the extent permitted under
          --------------------------------
applicable law the Trust shall be entitled to representation on the Acquiror Board as follows: the Initial Trust Designee shall be proposed for election to the Acquiror Board either: (i) if following the consummation of the Merger there are one or more vacancies on such Board or the members of such Board have the power to create new directorships, at the first meeting of the Acquiror Board following consummation of the Merger, at which the Initial Trust Designee shall be elected or (ii) if there are no such vacancies or power to create new directorships, at the first meeting of stockholders of Acquiror held after consummation of the Merger. Following such election of the Initial Trust Designee, in each instance in which individuals are nominated for election to the Acquiror Board, Acquiror shall cause to be nominated for election to the Acquiror Board that number of individuals designated by the Trust (the "Trust Designee(s)") equal to the Appointment Number (as defined below) as of the date of nomination, in the manner and subject to the conditions set forth in this Section 1. Acquiror shall cause such Trust Designee(s) to be validly and timely nominated for election to the Acquiror Board in the same manner as other proposed directors are nominated, shall recommend to its stockholders the election to the Acquiror Board of the Trust Designee(s) and shall not revoke or qualify such recommendation. Acquiror shall use its best efforts to solicit from its stockholders proxies in favor of the election of all the Trust Designee(s), and shall take such other action as may be reasonably necessary to cause such Trust Designee(s) to be so elected. If any Initial Trust Designee or Trust Designee who serves on the Acquiror Board ceases, for any reason, to serve on the Acquiror Board (other than as a result of the expiration of the specified term of such Initial Trust Designee or Trust Designee), Acquiror shall take all actions reasonably necessary to cause the vacancy to be filled, as soon as practicable, by an individual designated by the Trust (a "Replacement Trust Designee"), but in any event no later than the first meeting of the Acquiror Board following cessation of service by such Designee. Each Initial Trust Designee, Trust Designee or Replacement Trust Designee shall be reasonably acceptable to Acquiror and shall be eligible to serve on the Acquiror Board under applicable law.

     For purposes hereof, "Appointment Number" means one, provided that the Appointment Number shall be two if the product of (i) the total number of directors constituting the Acquiror Board less the director position(s) held by the designee(s) of the Trust and (ii) the quotient equal to (A) the number of Long-term Shares held by the Trust at the time of nomination divided by (B) the aggregate number of Acquiror Common Shares outstanding at such time on a fully diluted basis shall be equal to or greater than
1.75. For purposes hereof, (i) "Acquiror Common Shares" means shares of any class of common stock of Acquiror and (ii) "Long-term Shares" means, as of any date, Acquiror Common Shares that have been owned for not less than one year.

     From time to time upon the reasonable written request by Acquiror, the Trust will provide Acquiror with an opinion of counsel (the "Opinion") reasonably acceptable to Acquiror, which opinion shall state that the nomination and appointment of a proposed Initial Trust Designee, Trust Designee or Replacement Trust Designee, as the case may be, to the Acquiror Board is permitted under applicable law. Except as provided in the following paragraph, all obligations on the part of Acquiror and the Acquiror Stockholder under this Agreement shall be suspended until the Opinion shall have been received by it.
                              Page 28 of 39

     If the Trust shall not be permitted under applicable law to representation on the Acquiror Board as described herein, or if the Trust should elect from time to time observer status in lieu of a seat on the Board by written notice to Acquiror, then to the extent permitted by law, the Trust shall for the period of this Agreement be entitled to designate an observer who shall be entitled to notice of and to attend all meetings of the Acquiror Board and to receive or review, as the case may be, copies of all documents provided to members of the Acquiror Board. Such observer shall enter into customary confidentiality arrangements with the Company.

     2.   Termination of Rights.  The rights of the Trust under Section 1
          ---------------------
hereof shall terminate upon the earliest of (i) the date on which the Trust ceases to own at least 50% of the Trust Shares (as equitably adjusted for stock splits, combinations, dividends, corporate reorganizations and similar events), (ii) the date on which the fourth annual meeting of Acquiror's Board is convened after the date hereof and
(iii) the date on which the Trust elects to terminate Section 1 of this Agreement by notice to the other parties hereto.

     3.   Agreements of Acquiror Stockholder.  To the extent permitted under
          ----------------------------------
applicable law: the Acquiror Stockholder hereby agrees that, until such time as the rights of the Trust terminate pursuant to Section 2 hereof, at any meeting of the stockholders of Acquiror, however called, and in any action by consent of the stockholders of Acquiror, for the election of directors, the Aquiror Stockholder shall vote its Acquiror Shares in favor of the election to the Acquiror Board of each Trust Designee and Replacement Trust Designee, as the case may be.

     4.   Representations and Warranties of Acquiror.  Acquiror represents
          ------------------------------------------
and warrants to the Trust that:

     (a) Acquiror has all necessary corporate power and authority to execute and deliver this Agreement and to perform its obligations hereunder. The execution and delivery of this Agreement by Acquiror and the performance of its obligations hereunder have been duly and validly authorized by Acquiror, and no other proceedings on the part of Acquiror are necessary to authorize the execution and delivery of this Agreement or to perform such obligations except approval of Acquiror Board of a resolution increasing the size of Acquiror Board as provided herein and election of the designees of the Trust as provided herein. This Agreement has been duly and validly executed and delivered by Acquiror and, assuming the due authorization, execution and delivery hereof by each other party hereto, constitutes a legal, valid and binding obligation of Acquiror enforceable against Acquiror in accordance with its terms, except (x) as the same may be limited by applicable bankruptcy, insolvency, moratorium or similar laws of general application relating to or affecting creditors' rights, including without limitation, the effect of statutory or other laws regarding fraudulent conveyances and preferential transfers, (y) for the limitations imposed by general principles of equity and (z) as the same may be limited under the Rules and Regulations regarding cross-ownership of cable television systems and television stations.



                              Page 29 of 39

     (b) The execution and delivery of this Agreement by Acquiror do not, and the performance of this Agreement by Acquiror will not, (i) conflict with or violate the Articles of Incorporation or By-laws of Acquiror, (ii) except as described in Section 4(c), conflict with or violate any law, rule, regulation, order, judgment or decree applicable to Acquiror or by which any of Acquiror's property may be bound or (iii) result in any breach of or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a lien or encumbrance on any of the Acquiror's properties pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which Acquiror is a party or by which Acquiror or Acquiror's properties are bound or affected, except, in the case of clauses (ii) and
(iii), for any such conflicts, violations, breaches, defaults or other occurrences which would not prevent or delay the performance by Acquiror of its obligations under this Agreement.

     (c) The execution and delivery of this Agreement by Acquiror do not, and the performance of this Agreement by Acquiror will not, require any consent, approval, authorization or permit of, or filing with or notification to, any federal, state, local or foreign regulatory body, except (i) where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not prevent or delay the performance by Acquiror of Acquiror's obligations under this Agreement, (ii) filings with the SEC under the Exchange Act and
(iii) any waiver, consent or declaratory ruling by the FCC with respect to the Rules and Regulations regarding cross-ownership of cable television systems and television stations, to the extent that such Rules and Regulations may prohibit the performance of the Acquiror's obligations hereunder.

     5.   Representations and Warranties of the Acquiror Stockholder.  The
          ----------------------------------------------------------
Acquiror Stockholder represents and warrants to the Trust as follows:

     (a) The Acquiror Stockholder has all necessary power and authority to execute and deliver this Agreement and to perform its obligations hereunder. The execution and delivery of this Agreement by the Acquiror Stockholder and the performance of the Acquiror Stockholder's obligations hereunder have been duly and validly authorized by the Acquiror Stockholder, and no other corporate proceedings on the part of the Acquiror Stockholder are necessary to authorize the execution and delivery of this Agreement or to perform such obligations. This Agreement has been duly and validly executed and delivered by the Acquiror Stockholder and, assuming the due authorization, execution and delivery hereof by each other party hereto, constitutes a legal, valid and binding obligation of the Acquiror Stockholder enforceable against the Acquiror Stockholder in accordance with its terms, except (x) as the same may be limited by applicable bankruptcy, insolvency, moratorium or similar laws of general application relating to or affecting creditors' rights, including without limitation, the effect of statutory or other laws regarding fraudulent conveyances and preferential transfers, (y) for the limitations imposed by general principles of equity and (z) as the same may be limited under the Rules and Regulations regarding cross-ownership of cable television systems and television stations.


                              Page 30 of 39

     (b) The execution and delivery of this Agreement by the Acquiror Stockholder do not, and the performance of this Agreement by the Acquiror Stockholder will not, (i) conflict with or violate the charter or by-laws of the Acquiror Stockholder, (ii) except as described in Section 5(c) below, conflict with or violate any law, rule, regulation, order, judgment or decree applicable to such Acquiror Stockholder or by which the Acquiror Shares are bound or affected or (iii) result in any breach of or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a lien or encumbrance on any Acquiror Shares pursuant to, any note, bond, mortgage, indenture contract, agreement, lease, license, permit, franchise or other instrument or obligation to which the Acquiror Stockholder is a party or by which the Acquiror Shares are bound or affected, except, in the case of clauses (ii) and (iii), for any such conflicts, violations, breaches, defaults or other occurrences which would not prevent or delay the performance by the Acquiror Stockholder of its obligations under this Agreement.

     (c) The execution and delivery of this Agreement by the Acquiror Stockholder do not, and the performance of this Agreement by such Acquiror Stockholder will not, require any consent, approval, authorization or permit of, or filing with or notification to, any federal, state, local or foreign regulatory body, except (i) where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not prevent or delay the performance by the Acquiror Stockholder of its obligations under this Agreement, (ii) filings with the SEC under the Exchange Act and (iii) any waiver, consent or declaratory ruling by the FCC with respect to the Rules and Regulations regarding cross-ownership of cable television systems and television stations, to the extent that such Rules and Regulations may prohibit the performance of the Acquiror Stockholder's obligations hereunder.

     (d) The Acquiror Stockholder is the owner of the Acquiror Shares free and clear of all security interests, liens, claims, pledges, options, rights of first refusal, agreements, limitations on voting rights, charges and other encumbrances of any nature whatsoever, except that 1,000,000 shares of Class A Common Stock (the "Pledged Stock") are pledged to PNC Bank, N.A. pursuant to loan agreement dated April 23, 1992 and a collateral pledge agreement dated as of the same date (together, the "Loan Agreements"). PNC Bank, N.A. has the right to vote the Pledged Stock upon the occurrence of an event of default under the Loan Agreements. The Acquiror Stockholder has sole voting power with respect to the Acquiror Shares or has the power to direct the voting of the Acquiror Shares. The Acquiror Stockholder has not appointed or granted any proxy, which appointment or grant is still effective, with respect to the Acquiror Shares, other than pursuant to the Voting Agreement dated October 28, 1995 among the parties hereto and the Company. The Acquiror Stockholder has sole voting power with respect to the Acquiror Shares, and the person executing this Agreement on behalf of the Acquiror Stockholder has the power to direct the voting of such Acquiror Shares.

     6.   No Prohibition on Transfers.  Nothing in this Agreement shall
          ---------------------------
prevent the Acquiror Stockholder from offering, selling, transferring, pledging or in any other way disposing of or placing encumbrances upon the Acquiror Shares.

                              Page 31 of 39

     7.   Compensation, Expenses, Insurance.  The Initial Trust Designee,
          ---------------------------------
Trust Designees and Replacement Trust Designees serving on the Acquiror Board shall be entitled to fees and other compensation, participation in option, stock or other benefit plans for which directors are eligible, reimbursement of expenses, and directors and officers liability insurance on an equal basis with other non-employee members of the Acquiror Board.

     8.   Voting for Permitted Amendments.
          -------------------------------

     (a) If from time to time any of the Permitted Amendments (as defined in the Merger Agreement) is proposed for approval by the shareholders of Acquiror, the Trust shall (i) be present, in person or represented by proxy, at the stockholder meetings of Acquiror so that all shares of Acquiror Common Stock beneficially owned by the Trust ("Trust Common Shares") shall be counted for the purpose of determining the presence of a quorum at such meetings and (ii) vote or cause to be voted, or consent with respect to, all Trust Common Shares in favor of the approval of such Permitted Amendment. The Trust will not enter into any agreement, commitment or understanding that limits, directs or restricts the rights of the Trust to vote any Trust Common Shares so long as such Trust Shares are owned by the Trust. The provisions of this subsection (a) shall terminate two years from the date hereof.

     (b) In connection with any shareholder vote regarding the approval of a Permitted Amendment, the Trust will not, singly or as part of a partnership, limited partnership or other group (as such terms are used in Section 13(d)(3) of the Exchange Act), directly or indirectly make, or in any way participate in any "solicitation" of "proxies" to vote (as such terms are defined in Rule 14a-1 under the Exchange Act), solicit any consent or communicate with or seek to advise or influence any person or entity with respect to the voting of any Acquiror Common Securities or become a "participant" in any "election contest" (as such terms are defined or used in Rule 14a-11 under the Exchange Act) with respect to Acquiror.

     (c) The Trust acknowledges that it has reviewed Acquiror's Articles of Incorporation and Proxy Statement dated May 19, 1995.

     9.   Provisions Specifically Enforceable.
          -----------------------------------

     (a) The obligations of Acquiror and the Acquiror Stockholder under this Agreement are unique. Acquiror and the Acquiror Stockholder acknowledge that it would be extremely difficult or impracticable to measure the resulting damages caused by any breach of this Agreement. Acquiror and the Acquiror Stockholder agree that, in the event of a breach of this Agreement by Acquiror or the Acquiror Stockholder, the Trust, in addition to any other available rights or remedies, shall be entitled to specific performance of the obligations of Acquiror and the Acquiror Stockholder under this Agreement, and Aquiror and the Acquiror Stockholder expressly agree that a remedy in damages will not be adequate.

     (b) The remedies provided in this Section 8 are cumulative and are in addition to any other remedies in law or equity which may be available to the Trust. The election of one or more remedies shall not bar the use of other remedies unless circumstances make the remedies incompatible.
                              Page 32 of 39

     10.  Choice of Law.  This Agreement shall be governed by and construed
          -------------
in accordance with the laws of the State of Pennsylvania regardless of the laws that might otherwise govern under principles of conflicts of law applicable hereto.

     11.  Attorney's Fees.  In any action to enforce the terms of this
          ---------------
Agreement, the prevailing party shall be entitled to recover its attorneys' fees and court costs and other nonreimbursable litigation expenses, such as expert witness fees and investigation expenses.

     12.  Merger And Modification.  This Agreement sets forth the entire
          -----------------------
agreement between the parties relating to the subject matter hereof, and supersedes all other oral or written provisions. This Agreement may be modified or terminated only in a writing signed by all parties.

     13.  Binding on Successors.  This Agreement shall be binding upon
          ---------------------
Acquiror, the Acquiror Stockholder and their respective successors and assigns.

     14.  Rules Of Construction.  All section captions are for reference
          ---------------------
only, and shall not be considered in construing this Agreement.

     15.  Notices.  All notices and other communications hereunder shall be
          -------
in writing and shall be deemed to have been duly given when delivered in person, by telecopy with answerback, by express or overnight mail delivered by a nationally recognized air courier (delivery charges prepaid) or by registered or certified mail (postage prepaid, return receipt requested) to the respective parties as follows: (a) if to the Trust, to it at 312 Walnut Street, 28th Floor, Cincinnati, Ohio, attention: Donald E. Meihaus, Secretary-Treasurer, (b) if to the Acquiror Stockholder, to it at 11 North Market Street, Suite 1219, Wilmington, Delaware, 19801, with a copy to Davis Polk & Wardwell, 450 Lexington Avenue, New York, New York, 10017, attention: William L. Taylor, Esq., (c) if to Acquiror, to it at 1500 Market Street, Philadelphia, Pennsylvania, 19102, attention: Stanley Wang, Esq., with a copy to Davis Polk & Wardwell, 450 Lexington Avenue, New York, New York, 10017, attention:
William L. Taylor, Esq., and (d) if to the Company, to it in care of Acquiror at the address set forth above, or to such other address as the party to whom notice is given may have previously furnished to the others in writing in the manner set forth above. Any notice or communication delivered in person shall be deemed effective on delivery. Any notice or communication sent by telecopy or by air courier shall be deemed effective on the first business day at the place at which such notice or communication is received following the day on which such notice or communication was sent. Any notice or communication sent by registered or certified mail shall be deemed effective on the fifth business day at the place from which such notice or communication was mailed following the day on which such notice or communication was mailed.


                              Page 33 of 39

     16.  Counterparts.  This Agreement may be executed contemporaneously in
          ------------
two or more counterparts, each of which shall be deemed to constitute an original, but all of which together shall constitute one and the same agreement.

          IN WITNESS WHEREOF, the parties have caused this Agreement to be duly executed as of the date first written above.

                              COMCAST CORPORATION


                              By:
                                 -------------------------
                                   Name:
                                   Title:


                              SURAL CORPORATION


                              By:
                                 -------------------------
                                   Name:
                                   Title:


                              THE EDWARD W. SCRIPPS TRUST

                              By:
                                 -------------------------
                                   Name:
                                   Title:  Trustee
























                              Page 34 of 39

                                   EXHIBIT 3

                         COLLATERAL PLEDGE AGREEMENT

     The undersigned (if more than one, each jointly and severally and hereinafter individually and collectively called "Borrower") intending to be legally bound hereby and to bind Borrower's heirs, personal representatives, successors and assigns, hereby agrees with PROVIDENT NATIONAL BANK (hereinafter called "Bank") as follows:

     Borrower hereby pledges, hypothecates and grants to Bank a security interest in the following listed property of Borrower, all additions thereto and substitutions therefor; interest dividends and any property, whether or not in Bank's possession, that is distributed (as a result of a stock dividend, stock split or otherwise) in respect of such property; and all proceeds of the foregoing. All such property is hereinafter collectively called the "Collateral". Borrower has initially pledged the following securities hereunder:

          1,000,000 shares of Comcast Corporation Class A Common Stock.



     The Collateral secures the liabilities and obligations of Borrower pursuant to the Note, a copy of which is attached as Exhibit A (the "Liabilities").

     Borrower assumes full responsibility for preserving the Collateral and taking any and all steps necessary to preserve and enforce rights against all other persons, including prior parties, and Bank shall not be required to take any action in such regard, collect any payments, or give any notice with respect to the Collateral. Bank shall be deemed to have exercised due and reasonable care of the Collateral if it takes such action for that purpose as Borrower shall reasonably request in writing, but no omission to do any act not requested by Borrower shall be deemed, nor shall any failure to comply with any request of Borrower be deemed of itself, a failure to exercise reasonable care.

     Bank shall have, but shall not be limited to, all of the rights of a secured party under the Pennsylvania Uniform Commercial Code. Upon the occurrence of an Event of Default (as defined herein), Bank shall also have, but shall not be limited to the following rights: to transfer the Collateral or any portion thereof into the name of Bank or Bank's nominee; to vote the Collateral; to notify account debtors or obligors on Collateral to pay directly to Bank all amounts due thereon and to compromise and settle with such persons if deemed appropriate in Bank's sole discretion; to repledge or otherwise hypothecate all or any part of the Collateral; to pledge, hypothecate or transfer all or any part of the Liabilities with or without all or any part of the Collateral, or to set apart any Collateral for the account of any such transferee or pledgee, and thereafter any such transferee or pledgee shall have all of the rights and responsibilities of Bank hereunder and Bank shall thereafter be relieved from any and all liability and responsibility with respect thereto; to take possession and control of all proceeds of all or any part of the Collateral; to extend the time of payment of or otherwise modify, renew or amend any terms of all or any part of the Collateral; to substitute, exchange or release to any Borrower all or any part of the

                              Page 35 of 39

Collateral; and to admit or change participants and participations in Bank's rights under or arising out of any of the Liabilities, the Collateral or under this Agreement, as Bank may , in its sole discretion, Determine. Any failure of Bank to exercise any right hereunder shall not be construed as a waiver of the right to exercise the same or any other right at any other time.

     Borrower will execute immediately upon Bank's request, such documents and endorsements as are necessary or desirable in Bank's sole discretion, to perfect and continue perfected the liens and security interests granted herein or, upon the occurrence of an Event of Default, to enable Bank to negotiate or transfer the Collateral. Borrower hereby appoints Bank as Borrower's attorney-in-fact to do, at Bank's option and at Borrower's expense, all acts and things in Borrower's name which Bank may deem necessary or desirable to perfect and continue perfected the liens and security interests created herein and to protect the Collateral. Upon receipt of any securities that are distributed to Borrower (as a result of a stock dividend, stock split or otherwise) in respect of securities being held by Bank as Collateral, Borrower shall immediately deliver such securities to Bank duly assigned.

     Any of the following shall be Events of Default hereunder: (1) the occurrence of an Event of Default under the Liabilities; (2) if Borrower becomes insolvent or makes an assignment for the benefit of creditors, or if any petition is filed by or against Borrower under any provision of any state or federal law or statute alleging that Borrower is insolvent or unable to pay debts as they mature provided that such petition is not stayed or dismissed within sixty (60) days; (3) if any judgment or tax lien shall be entered against Borrower and remain unsatisfied for sixty
(60) days, or if any attachment, levy or garnishment shall be issued against any property of Borrower or against any of the Collateral. See Rider attached hereto and made a part hereof.

     Upon the occurrence of an Event of Default, Bank may at its option:
(1) Exercise from time to time all of the rights, privileges and remedies of a secured party under the Pennsylvania Uniform Commercial Code (13 Pa.C.S. Sections 1101 et seq.) and all rights, privileges and remedies otherwise available to Bank under this or any other applicable agreement or otherwise, which rights and remedies shall be cumulative, and apply the Collateral and the net proceeds of the Collateral to any of the Liabilities then due to Bank as provided below; (2) Dispose of the Collateral, at any time and from time to time, in whole or in part, at public or private sale, without advertisement or notice of sale, all of which are hereby waived, and apply the proceeds of any such sale (a) first, to the expenses of Bank in preparing the Collateral for sale, selling and the like, (including fees and expenses of any litigation incident to any of the foregoing); and (b) second, to the complete satisfaction of all of the Liabilities together with all interest accrued thereon in such order as the Bank, in its sole discretion, may elect; and
(3) Set off, without notice, at any time and from time to time, against all or any part of the Liabilities whether or not then due, all amounts owed by Bank in any capacity to Borrower whether or not then due and Bank shall be deemed to have exercised such right and to have made a charge against such funds immediately upon occurrence of any Event of Default and without further action by Bank, even though such charge is subsequently made or entered on Bank's books. Borrower will remain fully liable at all times for any unsatisfied Liabilities, regardless of the extent to which

                              Page 36 of 39

Bank has been able or has elected to exercise its rights in the Collateral.

     When there remains no outstanding or unsatisfied portion of the Liabilities of any nature whatsoever, any of the Collateral that remains in Bank's possession shall be returned to Borrower.

     Borrower hereby expressly waives and releases any right to require the Bank to collect any portion of the Liabilities from any other person or from the proceeds of any other property held by Bank as security for all or any portion of the Liabilities under any theory whatsoever, including but not limited to any theory of indemnification, marshaling of assets or otherwise, and specifically authorizes Bank to apply any of the Collateral against any portion of the Liabilities, and in any order that Bank, in its sole discretion, may determine.

     Borrower expressly waives all notices of any character whatsoever, including but not limited to notice of the acceptance hereof and reliance hereon, of the present existence or future incurring of any Liabilities, of the amount, terms and conditions thereof, and of any defaults thereon. Borrower also waives, as against Bank, any right of subrogation, contribution, indemnification and all other rights available to Borrower at law or in equity.

     This Agreement shall inure to the benefit of Bank, its endorsees, successors and assigns forever. Borrower intends this to be a sealed instrument. All issues arising hereunder shall be governed by the laws of the Commonwealth of Pennsylvania. Borrower consents to the jurisdiction of the federal, state and local courts located within the Commonwealth of Pennsylvania over controversies arising from or relating to this Agreement.


               Executed this 23rd day of April, 1992.
                             ----        -----    --

                              INDIVIDUALS SIGN BELOW


                              (Seal)
-----------------------------           ------------------------------
Name                                    Residence Address


                              (Seal)
-----------------------------           ------------------------------
Name                                    Residence Address


                              (Seal)
-----------------------------           ------------------------------
Name                                    Residence Address






                              Page 37 of 39

                    CORPORATIONS OR PARTNERSHIPS SIGN BELOW



                                             c/o Comcast Corporation
                                             1234 Market Street
Sural Corporation                     (Seal) Philadelphia, PA 19107
------------------------------------         ----------------------------
(Name of Corporation or Partnership)         Principal Place of Business
Address


BY /s/ Ralph J. Roberts       ATTEST /s/ Arthur Block
  ---------------------------        ---------------------------------
  Name:  Ralph J. Roberts            (for corporate Pledgors only-- to
  Title:  President                     be signed by Secretary or
                                             Assistant Secretary)


BY                                      (CORPORATE SEAL)
  ---------------------------
     Name and Title




































                                   Page 38 of 39

          Rider attached to and made a part of Collateral Pledge Agreement from Sural Corporation to Provident National Bank


Any of the following also shall be Events of Default under this Collateral Pledge Agreement:

(4) if the total market value of the Collateral shall, at any time, fall below 200% of the outstanding principal balance of the Liabilities and Borrower does not, within 15 days after demand by Bank, either (a) make a sufficient reduction in the outstanding principal balance of the Liabilities, or (b) pledge additional shares of Comcast Corporation Class A common stock, or other Collateral acceptable to Bank, in its sole discretion, to restore the total market value coverage to the required 200%; or (5) if the total market value of the Collateral shall, at any time including during the 15-day period referred to in (4) above, fall below 150% of the outstanding principal balance of the Liabilities and Borrower does not, within 24 hours after demand by Bank, either (a) make a sufficient reduction in the outstanding principal balance of the Liabilities, or (b) pledge additional shares of Comcast Corporation Class A common stock, or other Collateral acceptable to Bank, in its sole discretion, to restore the total market value coverage to the required 200%. For purposes of paragraphs (4) and (5) above, a demand for principal reduction or additional Collateral shall be deemed properly given if personally delivered or sent by overnight mail to Borrower's address as it appears in the then-current billing records of the Bank.


                                        Sural Corporation

                                        By:  /s/ Ralph J. Roberts
                                            ----------------------

                                        Title: President
                                               -------------------

                                        Date: April 23, 1992
                                              --------------------




















                              Page 39 of 39